Filed Pursuant to Rule 424(b)(2)

File Number 333-126811

The information in this pricing supplement is not complete and may be changed

Subject to Completion

Preliminary Pricing Supplement dated April 20, 2006

Pricing Supplement to the Prospectus dated September 21, 2005 and the Prospectus Supplement dated September 22, 2005

$[•]

BARCLAYS BANK PLC

Medium-Term Notes, Series A

100% Principal Protected Notes due [•], 2008

Linked to the Highest Performing Reference Currency

Issuer:	Barclays Bank PLC

Issue Date:	[•], 2006

Maturity Date:	[•], 2008

Coupon:	We will not pay you interest during the term of the Notes.

Reference Currencies:	The following currencies: the Brazilian Real (BRL); the Indian Rupee (INR); and the Russian Ruble (RUB).

Participation Rate:	[100%]

Payment at Maturity:	If you hold your Notes to maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the performance return, which may be zero.

Performance Return:	The performance return equals $1,000 times the participation rate times the highest positive currency performance (if any). However, if the currency performance for each Reference Currency is less than or equal to zero, the performance return will equal zero.

Currency Performance:	For each Reference Currency, the “currency performance” equals the percentage change (which may be positive or negative) in the exchange rates between such Reference Currency and the U.S. Dollar from [•], 2006 (the “initial valuation date”) to [a date that is 10 business day prior to the stated maturity date] (the “final valuation date”), inclusive. The exchange rate for each Reference Currency will equal the rate of conversion of U.S. Dollars into such Reference Currency on the relevant date, expressed as the number of U.S. Dollars per one unit of such Reference Currency (as described further in “The Reference Currency – Exchange Rate”). The currency performance will be calculated as follows:

Where,

CFinal = exchange rate of the relevant Reference Currency on the final valuation date.

CInitial = exchange rate of the relevant Reference Currency on the initial valuation date.

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

See “ Risk Factors” beginning on page PS-6 of this pricing supplement for risks relating to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	[•]%	[•]%
Total	$[•]	$[•]	$[•]

Barclays Capital

Pricing Supplement dated [•], 2006

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
CONSIDERATIONS RELATING TO INDEXED NOTES	S-9
CONSIDERATIONS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
TAX CONSIDERATIONS	S-13
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-24
PLAN OF DISTRIBUTION	S-24
VALIDITY OF SECURITIES	S-26

PROSPECTUS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
PRESENTATION OF FINANCIAL INFORMATION	3
THE BARCLAYS BANK GROUP	3
USE OF PROCEEDS	3
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF PREFERENCE SHARES	26
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	38
PLAN OF DISTRIBUTION	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	53
WHERE YOU CAN FIND MORE INFORMATION	53
FURTHER INFORMATION	54
VALIDITY SECURITIES	54
EXPERTS	54
EXPENSES OF ISSUANCE AND DISTRIBUTION	54

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and in the accompanying prospectus and the accompanying prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated September 21, 2005, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 22, 2005, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What Are the Notes and How Do They Work?

Performance profile – The Notes are medium-term notes issued by Barclays Bank PLC offering 100% principal protection and 100% participation in any appreciation in the best performing Reference Currency relative to the U.S. Dollar during the term of the Notes.

Coupon – We will not pay you interest during the term of the Notes.

Return at maturity – If you hold your Notes to maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the performance return, which may be zero.

The “performance return” equals $1,000 times the participation rate times the highest positive currency performance. However, if the currency performance for each Reference Currency is less than or equal to zero, the performance return will equal zero.

For each Reference Currency, the “currency performance” equals the percentage change (which may be positive or negative) in the exchange rates between such Reference Currency and the U.S. Dollar from the initial valuation date to the final valuation date, inclusive. The exchange rate for each Reference Currency will equal the rate of conversion of U.S. Dollars into such Reference Currency on the relevant date, expressed as the number of U.S. Dollars per one unit of such Reference Currency (as described further in “The Reference Currency-Exchange Rate”). The currency performance will be calculated as follows:

Where,

CFinal = exchange rate of the relevant Reference Currency on the final valuation date.

CInitial = exchange rate of the relevant Reference Currency on the initial valuation date.

You will receive the full principal amount of your Notes if you hold them to maturity, regardless of the currency performance of the Reference Currencies.

For a further description of how your payment at maturity will be calculated, see “ – How Do the Notes Perform at Maturity? – Examples” below and “Specific Terms of the Notes” in this pricing supplement.

There will be no performance return payable at maturity if the currency performance for each Reference Currency is zero or negative.

What Are Some of the Risks of the Notes?

An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

•

Market Risk – The return on the Notes is linked to the highest currency performance of the Reference Currencies. The value of any currency, including the Reference Currencies, may be affected by complex political and economic factors. The value of each Reference Currency relative to the U.S. Dollar is, at any moment, the result of the interaction between many factors directly or indirectly affecting economic or political developments in the originating country of each Reference Currency and the United States, including economic and political developments in other countries.

•	No Principal Protection Unless You Hold the Notes to Maturity – You will be entitled to receive at least the full principal amount of the Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and maturity. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

•	No Interest Payments – You will not receive any periodic interest payments on the Notes.

•	There May Be Little or No Secondary Market for the Notes – The Notes will not be listed on any U.S. securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

Is This the Right Investment for You?

The Notes may be a suitable investment for you if:

•	You are willing to hold the Notes to maturity.

•	You are willing to accept the risk of fluctuations in the value of currencies in general and the value of the Reference Currencies in particular.

•	You believe the currency performance of at least one Reference Currency will be positive over the term of the Notes.

•	You seek an investment that offers principal protection when held to maturity.

•	You do not seek current income from this investment.

•	You seek an investment with a return linked to the highest currency performance of the Reference Currencies.

The Notes may not be a suitable investment for you if:

•	You are unable or unwilling to hold the Notes to maturity.

•	You are not willing to be exposed to fluctuations in the value of currencies in general and the value of the Reference Currencies in particular.

•	You believe the currency performances of each Reference Currency will be zero or negative over the term of the Notes.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You seek current income from your investment.

•	You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Therefore, a U.S. Holder of a Note will be required to include OID in gross income over the term of the Note even though no cash payments will be made with respect to the Notes until maturity. The amount of OID includible in each year is based on the “comparable yield.” In addition, we have computed a “projected payment schedule” with a projected maturity payment that produces the comparable yield. If the amount we actually pay at maturity is, in fact, less than the projected maturity payment, then a U.S. Holder will have recognized taxable income in periods prior to maturity that exceeds the U.S. Holder’s economic income from holding the Note during such periods (with an offsetting ordinary loss). If a U.S. Holder disposes of the Note prior to maturity, the U.S. Holder will be required to treat any gain recognized upon the disposition of the Note as ordinary income (rather than capital gain). The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes or the actual payment at maturity. You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

How Do the Notes Perform at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment on the Notes at maturity on a $1,000 investment in the Notes.

Step 1: Calculate the currency performance for each Reference Currency.

The exchange rate for each Reference Currency will equal the rate of conversion of U.S. Dollars into such Reference Currency on the relevant date, expressed as the number of U.S. Dollars per one unit of such Reference Currency. The currency performance of each Reference Currency will be calculated as follows:

Where,

CFinal = exchange rate of the relevant Reference Currency on the final valuation date.

CInitial = exchange rate of the relevant Reference Currency on the initial valuation date.

Step 2: Calculate the performance return.

Performance Return = $1,000 × Participation Rate × highest positive currency performance

If the currency performance for each Reference Currency is less than or equal to zero, the performance return will be zero.

Step 3: Calculate the payment at maturity.

If you hold your Notes to maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the performance return, which may be zero.

You will not receive less than the full principal amount of the Notes if you hold them to maturity.

Hypothetical Examples

The following examples are provided for illustration purposes only and are hypothetical; they also do not purport to be representative of every possible scenario concerning increases or decreases in the exchange rate for each Reference Currency. We cannot predict the currency performance of any Reference Currency. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical exchange rates for each Reference Currency used in the illustrations below is not the actual exchange rate for such Reference Currency. Investors should not take these examples or the data included in the charts contained below as an indication or assurance of the expected performance of the exchange rates.

Assumptions:

Reference Currencies:	The following currencies: the Brazilian Real (BRL); the Indian Rupee (INR); and the Russian Ruble (RUB).

Initial Investment:	$1,000

Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the performance return, which may be zero.

Example 1

Currency	Initial Value	Final Value	Currency Performance
Brazilian Real	0.472701	0.555556	14.91%
Indian Rupee	0.022153	0.023256	4.74%
Russian Ruble	0.036420	0.035714	-1.98%

Highest Currency Performance			14.91%
Performance Return			14.91%

Payment at Maturity			$1,149.10
Return at Maturity			14.91%

In this example, there are two currency performances that are positive. As such, the highest currency performance of 14.91% is used to calculate the performance return. Therefore, the payment at maturity an investor will receive is equal to the initial investment plus the percentage increase of the highest currency performance, which equals $1,149.10.

Example 2

Currency	Initial Value	Final Value	Currency Performance
Brazilian Real	0.472701	0.434783	-8.72%
Indian Rupee	0.022153	0.021277	-4.12%
Russian Ruble	0.036420	0.035714	-1.98%

Highest Currency Performance			-1.98%
Performance Return			0.00%

Payment at Maturity			$1,000.00
Return at Maturity			0.00%

In this case, there are no currency performances that are positive. As such, the performance return equals 0.00%. Therefore the payout at maturity an investor will receive is equal to the initial investment, which equals $1,000.00.

Return Profile at Maturity

The table set forth below shows the hypothetical return on a $1,000 investment in the Notes based upon the highest currency performance of the Reference Currencies, expressed as a percentage, ranging from 100% to -100%.

Highest % Currency Performance	Performance Return	Payment at Maturity	% Return on Notes
100.0%	$1,000.00	$2,000.00	100.00%
90.0%	$900.00	$1,900.00	90.00%
80.0%	$800.00	$1,800.00	80.00%
70.0%	$700.00	$1,700.00	70.00%
60.0%	$600.00	$1,600.00	60.00%
50.0%	$500.00	$1,500.00	50.00%
40.0%	$400.00	$1,400.00	40.00%
30.0%	$300.00	$1,300.00	30.00%
20.0%	$200.00	$1,200.00	20.00%
10.0%	$100.00	$1,100.00	10.00%
0.0%	$—	$1,000.00	0.00%
-10.0%	$(100.00)	$1,000.00	0.00%
-20.0%	$(200.00)	$1,000.00	0.00%
-30.0%	$(300.00)	$1,000.00	0.00%
-40.0%	$(400.00)	$1,000.00	0.00%
-50.0%	$(500.00)	$1,000.00	0.00%
-60.0%	$(600.00)	$1,000.00	0.00%
-70.0%	$(700.00)	$1,000.00	0.00%
-80.0%	$(800.00)	$1,000.00	0.00%
-90.0%	$(900.00)	$1,000.00	0.00%
-100.0%	$(1,000.00)	$1,000.00	0.00%

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the currency performance of the Reference Currencies. Investing in the Notes is not equivalent to investing directly in the Reference Currencies themselves.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Are Intended to Be Held to Maturity. Your Principal Is Only Protected If You Hold Your Notes to Maturity

You will receive at least the full principal amount of your Notes only if you hold them to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold. You should be willing to hold your Notes to maturity.

Your Principal May Not Appreciate; You Will Not Benefit from Any Appreciation in the Value of Any Reference Currency If Such Appreciation is Not Reflected in the Value of the Reference Currency On the Final Valuation Date.

If the currency performance of each Reference Currency is zero or negative on the final valuation date, the payment at maturity with respect to each Note will be limited to the principal amount. This will be true even though the value of at least one of the Reference Currencies as of some date or dates prior to the final valuation date may have been greater than the initial value of such Reference Currencies, because the payment at maturity will be calculated only on the basis of the value of the Reference Currencies on the final valuation date. You should therefore be prepared not to make any gain on the principal amount of your Notes during the term of the Notes.

Your Yield May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

You will not receive periodic payments of interest on the Notes as there would be on a conventional fixed-rate or floating rate debt security having the same maturity date and issuance date as the Notes. The effective yield to maturity of the Notes may be less than that which would be payable on such a conventional fixed-rate or floating rate debt security. The return of each Note at maturity may not compensate you for any opportunity cost implied by inflation and other factors relating to the time value of money.

Historical Values of the Exchange Rates of each Reference Currency Should Not Be Taken as an Indication of the Future Performance of such Exchange Rates During the Term of the Notes

The actual performance of the exchange rates for each of the Reference Currencies over the term of the Notes, as well as the amount payable at maturity, may bear little relation to the historical values of such exchange rates, which have been highly volatile.

The Notes May Not Be a Suitable Investment for You

The Notes may not be a suitable investment for you if you are unable or unwilling to hold the Notes to maturity; you are not willing to be exposed to fluctuations in the value of currencies in general and the value of the Reference Currencies in particular; you believe the currency performances of each Reference Currency will be zero or negative over the term of the Notes; you prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings; you seek current income from your investment; or you seek an investment for which there will be an active secondary market.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Fluctuations in Currency Prices

The market value of your Notes may fluctuate between the date you purchase them and the maturity date. Therefore, if you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the trading value of the Reference Currencies relative to the U.S. Dollar will affect the market value of the Notes more than any other factor. Other factors that may influence the market value of the Notes include:

•	the time remaining to the maturity of the Notes;

•	supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any other market maker;

•	the general interest rate environment;

•	economic, political, financial, regulatory or judicial events that affect the value of the Reference Currencies relative to the U.S. Dollar;

•	the frequency and magnitude of changes in the value of the Reference Currencies; or

•	the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact on the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.

The Value of the Currency Performances are Related to Changes in the Value of the Reference Currencies Relative to the U.S. Dollar

The value of any currency, including the Reference Currencies and the U.S. Dollar, may be affected by complex political and economic factors. The value of each Reference Currency relative to the U.S. Dollar is at any moment a result of the supply and demand for the two currencies, and changes in the relative value of the currencies will result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each Reference Currency and in the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in such countries and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of such countries, the United States and other countries important to international trade and finance.

Certain relevant information relating to the countries issuing the Reference Currencies may not be as well known or as rapidly or thoroughly reported in the United States as comparable to United States developments. The possible lack of availability of important information can affect the value of the Reference Currencies in relation to the U.S. Dollar and you must be prepared to make special efforts to obtain such information on a timely basis.

Foreign exchange rates can either be fixed by sovereign governments or floating. The nations issuing the Reference Currencies allow their exchange rates to fluctuate in value relative to the U.S. Dollar. However, governments do not always allow their currencies to float freely in response to economic forces. Governments, including those issuing the Reference Currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the trading value of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Reference Currencies, the U.S. Dollar or any other currency.

Even Though Currency Trades Around-The-Clock, Your Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. As a consequence, the hours of trading for the Notes will not conform to the hours during which the Reference Currencies and the U.S. Dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets while the Notes are not being traded and, as a consequence, the value of your Notes could decrease between the end of one trading day and the beginning of the next. The possibility of such movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the final currency performances of each of the Reference Currencies. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Changes in Interest Rate Levels Are Expected to Affect the Trading Value of the Notes

Changes in interest rate levels are expected to affect the trading value of the Notes. In general, the trading value of the Notes is expected to decrease if U.S. interest rates increase and to increase if U.S. interest rates decrease. If interest rates increase or decrease in markets based on any of the Reference Currencies, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the countries issuing the Reference Currencies or the United States and, in turn, the value of the Reference Currencies and therefore the currency performances and the market value of the Notes.

Changes in the Volatility of the Reference Currencies are Likely to Affect the Trading Value of the Notes

The volatility of the Reference Currencies refers to size and frequency of changes in the value of the Reference Currencies relative to the U.S. Dollar. In general, if the volatility of the Reference Currencies increases, it is expected that the trading value of the Notes will also increase. If the volatility of the Reference Currencies decreases, it is expected that the trading value of the Notes will also decrease.

As the Time Remaining to the Maturity Date of the Notes Decreases, the “Time Premium” Associated with the Notes is Expected to Decrease.

We anticipate that before the maturity date, the Notes may trade at a value above that which would be expected based on the exchange rates of the Reference Currencies. This difference will reflect a “time premium” due to expectations concerning the value of the Reference Currencies relative to the U.S. Dollar prior to the maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in Our Credit Ratings May Affect The Market Value of Your Notes

Our credit ratings are an assessment of our ability to pay our obligations, including those on the Notes, and are not indicative of the market risk associated with the Notes or the Reference Currencies. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your Notes. However, because the return on your Notes is dependent upon certain factors in addition to our ability to pay our obligations on your Notes, an improvement in our credit ratings will not reduce the other investment risks related to your Notes.

You Will Not Receive Interest Payments on the Notes

As an owner of the Notes, you will not receive any periodic interest payments on the Notes.

There May Not Be an Active Trading Market in the Notes; Sales in the Secondary Market May Result in Significant Losses

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses.

If the Exchange Rates of the Reference Currencies Change, the Market Value of the Notes May not Change in the Same Manner

The market value of the Notes may not have a direct relationship with the exchange rates of the Reference Currencies, and changes in such exchange rates may not result in a comparable change in the market value of the Notes.

Trading and Other Transactions by Barclays Bank PLC or its Affiliates in the Foreign Exchange or Currency Derivatives Market May Impair the Market Value of the Notes

As described below under “Use of Proceeds and Hedging” in this pricing supplement, Barclays Bank PLC or one or more affiliates may hedge its foreign currency exposure, including its foreign currency exposure under the Notes, by entering into foreign exchange and currency derivative transactions. Although they are not expected to, any of these trading or hedging activities may adversely affect the trading value of the Reference Currencies relative to the U.S. Dollar and, therefore, the currency performances and the market value of the Notes. It is possible that Barclays Bank PLC or one or more of its affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

Barclays Bank PLC and one or more of its affiliates may also participate in the interbank foreign exchange and currency derivative markets on a regular basis as part of its general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the trading value of the Reference Currencies relative to the U.S. Dollar and, therefore, the currency performances and the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the currency performance of the Reference Currencies or other currencies. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

Our Business Activities May Create Conflicts of Interest

As noted above, we and our affiliates expect to engage in trading activities related to the Reference Currencies or other currencies which are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in our proprietary accounts and, in facilitating transactions for our customers and in accounts under our management. These trading activities, if they influence the trading value of the Reference Currencies relative to the U.S. Dollar, could be adverse to the interests of the holders of the Notes. Moreover, we and Barclays Capital Inc. have published and in the future expect to publish research reports with respect to some or all of the Reference Currencies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, Barclays Capital Inc. or our other affiliates may affect the exchange rates of the Reference Currencies and, therefore, the market value of the Notes.

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the Notes. Initially, Barclays Bank PLC will serve as the calculation agent. We will, among other things, decide the amount of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. If any Reuters page specified under “The Reference Currency – Exchange Rates”, or the successor page thereto, is not available on the final valuation date, the calculation agent shall determine the applicable exchange rate for such date as provided therein. Since this determination by the calculation agent may affect the payment to you at maturity in respect of your Notes, the calculation agent may have a conflict of interest if it needs to make such a determination.

THE REFERENCE CURRENCIES

General

The Reference Currencies are comprised of three currencies: the Brazilian Real (BRL); the Indian Rupee (INR); and the Russian Ruble (RUB). Neither Barclays Bank PLC nor any of its affiliates makes any representation or warranty as to the currency performance of the Reference Currencies.

The inclusion or exclusion of a currency as a Reference Currency is not a recommendation to acquire or divest any interest in such currency, and neither Barclays Bank PLC nor any of its affiliates make any representations or warranties to any holder of the Notes as to the currency performance of any Reference Currency. Any prospective investor in the Notes should understand the foreign exchange market and currency derivative market and should undertake an independent investigation of the Reference Currencies such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

Barclays Bank PLC or its affiliates may presently or from time to time engage in trading activities related to the Reference Currencies (e.g. participating in the interbank foreign exchange market and currency derivative markets) which are not for the account of holders of the Notes or on their behalf or may render investment advice to a third party with respect to one or more currency investments. In the course of such business, Barclays Bank PLC or its affiliates may acquire nonpublic information with respect to such currency investments and, in addition, one or more affiliates of Barclays Bank PLC may produce and/or publish research reports with respect to such currency investments. Barclays Bank PLC does not make any representation or warranty to any purchaser of a Note with respect to any matters whatsoever relating to such activities.

Calculating the Value of the Performance Return

The Note is designed to allow investors to participate in the highest appreciation of three currencies relative to the U.S. Dollar over the term of the Notes. The Reference Currencies consist of the following currencies: the Brazilian Real (BRL); the Indian Rupee (INR); and the Russian Ruble (RUB). Any appreciation in any Reference Currency relative to the U.S. Dollar greater than the appreciation (if any) on the other Reference Currencies will result in an increase in the value of the performance return. Conversely, a depreciation in all the Reference Currencies relative to the U.S. Dollar will result in a decrease in the value of the performance return. Because the Notes are principal protected, the performance return will at it’s lowest equal zero.

Exchange Rates

The exchange rate for each Reference Currency, for purposes of determining the value of the currency performance on any given day, including the initial valuation date and final valuation date, will be determined by the calculation agent as the quotient of: (a) one (1), divided by (b) the spot rate, which is, in respect of a Reference Currency, the number of currency units of such Reference Currency per one U.S. Dollar (to the nearest 6 decimal points) as determined by the Calculation Agent in accordance with the following:

(a)	where the Reference Currency is BRL, the offer side of BRL/USD offered rate for U.S. Dollars, expressed as the amount of BRL per one U.S. Dollar, for settlement in two Business Days reported by the Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consultas de Câmbio” or Exchange Rate Inquiry), Option 5 (“Cotações para Contabilidade” or “Rates for Accounting Purposes”), which appears on the Reuters Screen BRFR Page at approximately 8:30 PM, São Paulo time, on the relevant date;

(b)	where the Reference Currency is RUB, the RUB/USD exchange rate, expressed as the amount of RUB per one U.S. Dollar, for settlement in one Business Day, calculated by the Chicago Mercantile Exchange (“CME”) and as published on CME’s website, which appears on the Reuters Screen EMTA Page, at approximately 1:30 p.m., Moscow time, on the relevant date; and

(c)	where the Reference Currency is INR, the INR/USD exchange rate, expressed the amount of INR per one U.S. Dollar, for settlement in two Business Days, reported by the Reserve Bank of India which appears on the Reuters Screen RBIB Page at approximately 2:30 p.m., Mumbai time, or as soon thereafter as practicable, on the relevant date.

If any of the Reuters pages described above, or the successor page thereto, is not available on the final valuation date, the applicable exchange rate will be calculated by the calculation agent as the quotient of one (1) divided by the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent, in its sole discretion, shall determine which quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable exchange rate for such date in a commercially reasonable manner.

Exchange Rates on Initial Valuation Date

Brazilian Real	Indian Rupee	Russian Ruble
[•]	[•]	[•]

Historical Information

Exchange Rates

The following tables set forth the historical month-end values of the exchange rates for each Reference Currency expressed as the number of U.S. Dollars per one unit of such Reference Currency for 2001, 2002, 2003, 2004, 2005 and 2006. The historical exchange rates of the Reference Currencies should not be taken as an indication of the future exchange rates for the Reference Currencies.

Brazilian Real

	2001	2002	2003	2004	2005	2006
January	0.507099	0.414422	0.285919	0.340774	0.383318	0.452080
February	0.488759	0.423101	0.280230	0.344127	0.386473	0.470921
March	0.464576	0.430108	0.298285	0.345387	0.373274	0.462107
April	0.454545	0.423549	0.343584	0.340948	0.395570	0.472701	*
May	0.419815	0.397931	0.336984	0.313578	0.415351
June	0.432807	0.354925	0.351617	0.324149	0.428725
July	0.405433	0.289017	0.337154	0.329327	0.420398
August	0.390092	0.332668	0.336022	0.341647	0.424268
September	0.374532	0.267415	0.344828	0.349553	0.448934
October	0.370851	0.275482	0.348736	0.350018	0.444089
November	0.400240	0.273748	0.339443	0.367647	0.453823
December	0.432807	0.282486	0.345841	0.376506	0.428174

Source: Bloomberg/Reuters

*	The closing price for April 19, 2006 does not reflect month end.

Indian Rupee

	2001	2002	2003	2004	2005	2006
January	0.021552	0.020610	0.020923	0.022092	0.022873	0.022667
February	0.021482	0.020517	0.020978	0.022107	0.022896	0.022528
March	0.021452	0.020486	0.021066	0.022936	0.022860	0.022410
April	0.021354	0.020429	0.021130	0.022472	0.022970	0.022153	*
May	0.021277	0.020389	0.021240	0.021995	0.022883
June	0.021259	0.020456	0.021511	0.021711	0.022996
July	0.021216	0.020547	0.021672	0.021519	0.022999
August	0.021216	0.020614	0.021815	0.021573	0.022650
September	0.020894	0.020672	0.021853	0.021763	0.022720
October	0.020831	0.020678	0.022065	0.022032	0.022142
November	0.020866	0.020695	0.021848	0.022404	0.021773
December	0.020728	0.020844	0.021918	0.023010	0.022198

Source: Bloomberg/Reuters

*	The closing price for April 19, 2006 does not reflect month end.

Russian Ruble

	2001	2002	2003	2004	2005	2006
January	0.035249	0.032563	0.031398	0.035051	0.035689	0.035614
February	0.034880	0.032298	0.031661	0.035075	0.036134	0.035669
March	0.034771	0.032041	0.031861	0.035064	0.035891	0.036095
April	0.034566	0.032051	0.032144	0.034476	0.035996	0.036420	*
May	0.034291	0.031913	0.032547	0.034490	0.035410
June	0.034309	0.031771	0.032932	0.034400	0.034928
July	0.034066	0.031771	0.033048	0.034357	0.034928
August	0.033987	0.031613	0.032774	0.034174	0.035112
September	0.033936	0.031556	0.032694	0.034220	0.035091
October	0.033637	0.031461	0.033395	0.034788	0.034983
November	0.033428	0.031382	0.033624	0.035549	0.034714
December	0.032782	0.031294	0.034197	0.036075	0.034793

Source: Bloomberg/Reuters

*	The closing price for April 19, 2006 does not reflect month end.

VALUATION OF THE NOTES

Prior to Maturity

The market value of the Notes will be affected by several factors many of which are beyond our control. We expect that generally the trading value of the Reference Currencies relative to the U.S. Dollar will affect the market value of the Notes more than any other factor. Other factors that may influence the market value of the Notes include, but are not limited to, supply and demand for the Notes, the volatility of currency exchange rates, economic, financial, political, regulatory or judicial events that affect the trading value of the Reference Currencies relative to the U.S. Dollar, the volatility of the Reference Currencies, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e. in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

We may, without your consent, create and issue additional notes having the same terms and conditions as the Notes. We may consolidate the additional securities to form a single series with the outstanding Notes.

Please note that the information about the price to the public and the net proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

We will not pay you interest during the term of the Notes.

Denomination

We will offer the Notes in denominations of $1,000 and integral multiples thereof.

Payment at Maturity

If you hold your Notes to maturity, you will receive a cash payment at maturity that is based on the highest currency performance, which may be positive or negative. The Notes are 100% principal protected and you will receive at least the full principal amount of your Notes if you hold them to maturity.

If you hold your Notes to maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the performance return, which may be zero.

The “performance return” equals $1,000 times the participation rate times the highest positive currency performance. However, if the currency performance for each Reference Currency is less than or equal to zero, the performance return will equal zero.

For each Reference Currency, the “currency performance” equals the percentage change (which may be positive or negative) in the exchange rates between such Reference Currency and the U.S. Dollar from the initial valuation date to the final valuation date, inclusive. The exchange rate for each Reference Currency will equal the rate of conversion of U.S. Dollars into such Reference Currency on the relevant date, expressed as the number of U.S. Dollars per one unit of such Reference Currency (as described further in “The Reference Currency-Exchange Rate”). The currency performance will be calculated as follows:

CFinal = exchange rate of the relevant Reference Currency on the final valuation date.

CInitial = exchange rate of the relevant Reference Currency on the initial valuation date.

There will be no performance return payable at maturity if the currency performance for each Reference Currency is zero or negative.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day, unless that day falls in the next calendar month, in which case the maturity date will be the first preceding day that is a business day (with the same effect as if the maturity date was the original stated maturity date).

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Final Valuation Date

If the final valuation date stated on the cover of this pricing supplement is not a business day, the final valuation date will be the next following business day.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “– Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default, Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Notes will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City, São Paulo, Moscow or Mumbai generally are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the exchange rate of each Reference Currency, business days, the default amount, the performance return, the currency performance, which currency performance (if any) is the highest positive currency performance, the amount payable in respect of your Notes at maturity and any other calculations or determinations to be made by the calculation agent as specified herein. If any Reuters page specified under “The Reference Currency – Exchange Rates”, or the successor page thereto, is not available on the final valuation date, the calculation agent shall determine the applicable exchange rate for such date as provided therein. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to hedge our foreign currency exposure, including our foreign currency exposure under the Notes, by entering into foreign exchange and currency derivative transactions prior to or on the initial valuation date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge positions on or before the final valuation date. That step may involve sales or purchases of Reference Currencies or instruments based on the exchange rates of the Reference Currencies or the level of indices designed to track the currency performance of the Reference Currencies or other components of the currency market.

The hedging activity discussed above may adversely affect the exchange rates and, as a consequence, the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. This summary deals only with beneficial owners of Notes that are:

•	individuals who are a citizens or a residents of the United States, for federal income tax purposes;

•	corporations (or other entities that are treated as corporations for federal tax purposes) that are created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•	estates whose income is subject to federal income taxation regardless of its source; or

•	trusts if a court within the United States is able to exercise primary supervision over their administration, and one or more United States persons have the authority to control all of their substantial decisions (each, a “U.S. Holder”).

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described herein. This summary addresses only holders that purchase Notes at initial issuance and beneficially own such Notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security” or a “conversion transaction” for federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as banks, thrifts, or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; mutual funds or real estate investment trusts; small business investment companies; S corporations; investors that hold their Notes through a partnership or other entity treated as a partnership for federal tax purposes; investors whose functional currency is not the U.S. dollar; persons subject to the alternative minimum tax; or retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts). This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or foreign tax consequences of the purchase, ownership or disposition of the Notes.

Accordingly, prospective investors are urged to consult their tax advisors with respect to the federal, state and local tax consequences of investing in the Notes, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Federal Income Tax Treatment of U.S. Holders

Accruals of Original Issue Discount on the Notes

We have determined that the U.S. dollar is the “denomination currency” for the Notes for federal income tax purposes. Accordingly, U.S. Holder will not recognize foreign currency gain or loss with respect to the Notes for U.S. federal income tax purposes. A U.S. Holder will generally be bound by our determination that the denomination currency for the Notes is the U.S. dollar, unless our determination is unreasonable and the U.S. Holder timely discloses to the Internal Revenue Service (“IRS”) on its tax return for the year it purchases the Notes that the denomination currency is more properly one of the Reference Currencies. If the denomination currency for the Notes were determined to be one of the Reference Currencies, the Notes would be subject to special rules that apply to nonfunctional currency contingent payment debt instruments, which could affect the amount, timing and character of income, gain or loss recognized by U.S. Holders in respect of the Notes.

We intend to treat the Notes as “contingent payment debt instruments” (“CPDIs”) subject to taxation under the “noncontingent bond method.” The remainder of this discussion assumes the Notes will be subject to the noncontingent bond method and will not be subject to the special rules for nonfunctional currency contingent payment debt instruments.

Under the noncontingent bond method, U.S. Holders of the Notes will accrue OID over the term of the Notes based on the Notes’ “comparable yield.” As a result, U.S. Holders will be required to include OID with respect to their Notes in gross income each year even though no cash payments will be made with respect to the Notes until maturity.

In general, the comparable yield of a CPDI is equal to the yield at which its issuer would issue a fixed-rate debt instrument with terms and conditions similar to those of the CPDI, including the level of subordination, term, timing of payments, and general market conditions. If a hedge of the CPDI is available that, if integrated with the CPDI, would produce a synthetic debt instrument with a determinable yield to maturity, the comparable yield will be equal to the yield on the synthetic debt instrument. Alternatively, if such a hedge is not available, but fixed-rate debt instruments of the issuer trade at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the value of the benchmark rate on the issue date and the spread. Under the noncontingent bond method, the issuer’s reasonable determination of a comparable yield is respected and binding on holders of the CPDI.

Based on these factors, we estimate that the comparable yield of the Notes will be an annual rate of approximately 5.25%, compounded annually. Accordingly, U.S. Holders will accrue OID in respect of the Notes at a rate equal to the comparable yield. The amount of OID allocable to each annual accrual period will be the product of the “adjusted issue price” of the Notes at the beginning of each such annual accrual period and the comparable yield. The “adjusted issue price” of the Notes at the beginning of an accrual period will equal the issue price of the Notes, increased by the OID accrued in all prior periods. The amount of OID includible in income of each U.S. Holder for each taxable year will equal the sum of the “daily portions” of the total OID on the Notes allocable to each day during the taxable year in which a U.S. Holder held the Notes, regardless of the U.S. Holder’s method of accounting. The daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period.

Under the noncontingent bond method, the comparable yield of a CPDI is used to construct a projected payment schedule that reflects a projected payment at maturity and produces the comparable yield. U.S. Holders may obtain the projected payment schedule by contacting Mark F. Herzinger, Tax Director Barclays Capital at (973) 576-3403.

Under the noncontingent bond method, the projected payment schedule is not revised to account for changes in circumstances that occur while the Notes are outstanding.

The comparable yield and the projected payment schedule for the Notes are used to determine accruals of OID for tax purposes only, and are not assurances by us or any of our affiliates with respect to the actual yield or payments on the Notes and do not represent expectations by any such person regarding a Note’s yield or the currency performance of the Reference Currencies.

A U.S. Holder will generally be bound by our determination of the comparable yield and projected payment schedule for the Notes, unless the U.S. Holder determines its own projected payment schedule and comparable yield, explicitly discloses the schedule to the IRS, and explains to the IRS the reason for preparing its own schedule. We believe that the projected payment schedule and comparable yield that we provide for the Notes will be reasonable and will therefore be respected by the IRS. Our determination, however, is not binding on the IRS, and the IRS could conclude that some other comparable yield or projected payment schedule should be used for the Notes.

The Issuer expects that interest paid on the Notes will be income from sources outside the United States for purposes of foreign tax credits allowable to a U.S. Holder. U.S. Holders should consult their tax advisors regarding the U.S. federal foreign tax credit consequences to them of an investment in the Notes.

Sale, Exchange, Retirement, or Other Disposition of the Notes

If the payment of the Maturity Redemption Amount on the Maturity Date exceeds the projected payment amount in the projected payment schedule, a U.S. Holder will be required to include such excess in income as ordinary interest on the Maturity Date. Alternatively, if the Maturity Redemption Amount payment is less than the projected payment amount, the shortfall will be treated as an offset to any OID otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the Maturity Date occurs, and any remaining portion of such shortfall may be recognized and deducted by the U.S. Holder as an ordinary loss that will not be subject to the two percent floor limitation imposed on miscellaneous deductions under section 67 of the Code.

A U.S. Holder will generally recognize gain or loss on the sale, exchange, or other disposition of a Note to the extent that the amount realized is more or less than its purchase price, increased by the OID previously accrued by the U.S. Holder on the Note. In general, any gain realized by a U.S. Holder on the sale, exchange or other disposition of a Note will be treated as ordinary interest income, and any loss realized will be treated as an ordinary loss to the extent of the OID previously accrued by the U.S. Holder on the Note, and the loss will not be subject to the two percent floor limitation imposed on miscellaneous deductions under section 67 of the Code. Any loss in excess of the accrued OID will be treated as a capital loss. The deductibility of capital losses by U.S. Holders is subject to limitations.

Information Reporting and Backup Withholding

Distributions made on the Notes and proceeds from the sale of Notes to or through certain brokers may be subject to a “backup” withholding tax on “reportable payments” unless, in general, the Noteholder complies with certain procedures or is an exempt recipient. Any amounts so withheld from distributions on the Notes generally would be refunded by the IRS or allowed as a credit against the Noteholder’s federal income tax, provided the Noteholder makes a timely filing of an appropriate tax return or refund claim.

Reports will be made to the IRS and to Noteholders that are not exempt from the reporting requirements.

$[•]

BARCLAYS BANK PLC

100% PRINCIPAL PROTECTED NOTES DUE [•], 2008

LINKED TO THE HIGHEST PERFORMING REFERENCE CURRENCY

PRICING SUPPLEMENT

[•], 2006

(TO PROSPECTUS DATED SEPTEMBER 21, 2005 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 22, 2005)

Barclays Capital